
August 10, 2023

Eyal Perez
Chairman of the Board
Genesis Growth Tech Acquisition Corp.
Bahnhofstrasse 3
Hergiswil Nidwalden, Switzerland

   Re: Genesis Growth Tech Acquisition Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed August 1, 2023
     File No. 001-41138

Dear Eyal Perez:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: David M. Loev